E8

19007818

SEC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMG DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 WATER ST
(No. and Street)

NORWALK	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM KAISER 203-972-3838
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 ROUTE 34	MATAWAN	NJ	07747
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, James Kaiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMG Distributors, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMG DISTRIBUTORS, INC.

Financial Statements and Supplementary
Schedules Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934

DECEMBER 31, 2018

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2018

CONTENTS

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder
of FMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FMG Distributors, Inc. as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of FMG Distributors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FMG Distributors, Inc.'s management. Our responsibility is to express an opinion on FMG Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FMG Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of FMG Distributors, Inc. financial statements. The supplemental information is the responsibility of FMG Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as FMG Distributors, Inc. auditor since 2018.
Matawan, NJ
February 21, 2019

FMG DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets:	
Cash	$ 17,110
Flex Funding Account (FINRA)	651
Accounts Receivable	17,095
Prepaid Expenses	1,025
Total Current Assets	35,881
TOTAL ASSETS	$ 35,881

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accrued expenses	$ 6,450
Total Current Liabilities	6,450
Stockholder's Equity:	
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding	8,000
Additional paid-in capital	33,040
Accumulated loss	(11,609)
Total Stockholder's Equity	29,431
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,881

The accompanying notes are an integral part of these financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Commissions	$ 86,291
Interest income	48
Total Revenues	86,339
Expenses:	
Administrative fees	60,000
Professional fees	5,923
Regulatory fees	2,450
Total Expenses	68,373
Income before income taxes	17,966
Provision for income taxes	250
Net income	$ 17,716

The accompanying notes are an integral part of these financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Loss	Total
Stockholder's equity, beginning of year	$ 8,000	$ 27,540	$ (29,325)	$ 6,215
Contributed capital	-	5,500	-	5,500
Net income	-	-	17,716	17,716
Stockholder's equity, end of year	$ 8,000	$ 33,040	$ (11,609)	$ 29,431

The accompanying notes are an integral part of these financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:	
Net income	$ 17,716
Increase in current assets	(18,645)
Decrease in payables	3,050
Net Cash Provided By Operating Activities	2,121
Cash Flows From Financing Activities:	
Capital contributions	5,500
Net Cash Provided By Financing Activities	5,500
Net Increase In Cash	7,621
Cash - Beginning of year	9,489
Cash - End of year	$ 17,110
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 250

The accompanying notes are an integral part of these financial statements

FMG DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - NATURE OF OPERATIONS

FMG Distributors, Inc. (the "Company") is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identity the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probably that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Accounts Receivable

Accounts receivable are shown net of a reserve for bad debts.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 3 - CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2018, the Company had net capital of $10,660 which exceeds requirements by $5,660. The Company's net capital ratio was .61 to 1.00

NOTE 4 - FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's management at the year-end has reviewed their assets and liabilities and in their opinion the book value is the same as estimated fair value at December 31,2018.

NOTE 5 - INCOME TAXES

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2018, the Company does not believe that it has taken any positions that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. As of December 31, 2018, tax years dating back to 2015 remain open for examination by both federal and state taxing authorities.

As of December 31, 2018, the Company has Federal net operating loss carryovers of $30,071 expiring at various times through 2029. This tax benefit can only be realized if there is sufficient future taxable income. Due to uncertainty regarding the Company's future taxable income, a valuation allowance has been recorded to reduce the deferred tax asset to $0.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2019 the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 21, 2019 that would require adjustment or disclosure in the financial statements.

SCHEDULE I

FMG DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 29,431
Deductions and/or charges	
Non-allowable assets	(18,771)
Net capital	$ 10,660
COMPUTATION OF AGGREGATED INDEBTEDNESS	
Accounts payable and accrued expenses	$ 6,450
Aggregate indebtedness	$ 6,450
COMPUTATION OF BASICE NET CAPITAL REQUIREMENT	
Minimum net capital required:	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 5,660
Percentage of aggregate indebtedness to net capital	60.51%
Ratio: Aggregate indebtedness to net capital	.61 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A as of December 31, 2018.

SCHEDULE II

FMG DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

FMG Distributors, Inc. (the "Company") does not hold customer's cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder
of FMG Distributors Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) FMG Distributors Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FMG Distributors Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) FMG Distributors Inc. stated that FMG Distributors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FMG Distributors Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FMG Distributors Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 21, 2019

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

FMG DISTRIBUTORS, INC.
RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2018

FMG Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception

FMG DISTRIBUTORS, INC.

Signature

PRES.

Title

February 21, 2019